December 22, 2016
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414.297.5596
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CLIENT/MATTER NUMBER
037840-0102

Via EDGAR System

Christina DiAngelo Fettig U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	UTC North American Fund, Inc. (File Nos. 033-37426 and 811-06194) Annual Report on Form N-CSR Fiscal Year Ended December 31, 2015 Filed March 3, 2016

Dear Ms. Fettig:

On behalf of our client, UTC North American Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Report referenced above (the “Annual Report”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.

1.    In future filings, please ensure that a statement similar to the following accompanies the performance graph and table: past performance does not predict future performance and the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.  See Item 27(b)(7)(ii)(B) of Form N-1A.

Response:  In future filings, the Fund will revise the disclosure as requested.

2.    In future filings, please remove the reference to “exchange fees” in the expense example required under Item 27(d)(1), as the Fund does not charge any exchange fees

Response:  In future filings, the Fund will revise the disclosure as requested.

3.    In future filings, please revise the reference to “other extraordinary expenses as determined under generally accepted accounting principles in the United States” in the expense example, as the concept of “extraordinary expenses” has been removed from GAAP.

Response:  The Fund understands that extraordinary items were eliminated from GAAP by ASU No. 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items for general purpose financial reporting.  In future filings, the Fund will revise the disclosure as requested.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Fettig
U.S. Securities and Exchange Commission
December 22, 2016

4.    The Fund is subject to ASC 740, Income Taxes (“ASC 740”).  ASC 740 provides guidance for financial accounting and reporting for the effects of income taxes that result from an entity’s activities during the year. ASC 740 also provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.  In future filings, please include in the footnotes to the financial statements any required disclosure under ASC 740, or indicate that the Fund had no uncertain tax positions that would require financial statement recognition, derecognition or disclosure.

Response:  In future filings, the Fund will revise the disclosure as requested.

5.    Item 4 of Form N-CSR discloses the payment of tax fees by the Fund.  In future filings, please describe the services covered by these tax fees.

Response:  In future filings, the Fund will revise the disclosure as requested.

6.    The Fund held a shareholder meeting in May of 2015.  Please amend the semi-annual report to the SEC on Form N-CSR that was filed on September 8, 2015 to report the results of the vote taken at that meeting.

Response:  The Fund will amend the Form N-CSR filed on September 8, 2015 to report the results of the shareholder meeting.

* * *

Very truly yours,

 /s/ Peter D. Fetzer

Peter D. Fetzer